UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. )*


                            GALAXY ENTERPRISES, INC.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.007 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   None
                    -----------------------------------------
                                 (CUSIP Number)

                     Craig S. Gatarz, Esq., General Counsel
                                Netgateway, Inc.
                          300 Oceangate Blvd. 5th Floor
                              Long Beach, CA 90802
                                 (582) 308-0010
                    -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               March 10, 2000
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d(f) and 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP NO.      None                 SCHEDULE 13D                   Page 2 of 7
          ---------------------

(1) NAMES OF REPORTING PERSONS S.S.
OR I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS

Netgateway, Inc., a Delaware corporation
--------------------------------------------------------------------------------
CHECK THE   APPROPRIATE   BOX   IF  A   MEMBER   OF  A   GROUP*
(a)  [  ]
(b)  [  ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                         (7)     SOLE VOTING POWER

   NUMBER                        980,213*

    OF                  -------------------------------------------------------
                         (8)     SHARED VOTING POWER
  SHARES
                                 None.
BENEFICIALLY
                        -------------------------------------------------------
  OWNED                  (9)     SOLE DISPOSITIVE POWER

 BY EACH                         980,213*

REPORTING               -------------------------------------------------------
                         (10)    SHARED DISPOSITIVE POWER
 PERSON
                                 None.
  WITH:                 -------------------------------------------------------

CUSIP NO.   None                      SCHEDULE 13D                  Page 3 of 7
          ---------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         980,213*
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                                     [   ]

--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       16%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
* Up to 980,213 shares of common stock, par value $0.007 of Galaxy Enterprises, Inc. ("Galaxy Enterprises Common Stock"), a Nevada corporation ("Galaxy Enterprises"), covered by this statement are obtainable by Netgateway, Inc., a Delaware corporation ("Netgateway"), upon exercise of the Option as defined and described in Item 4 below. If the Option were exercisable on the date hereof. Netgateway expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option, Negateway was not entitled to any rights of a stockholder of Galaxy Enterprises with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Netgateway. Dispositive and voting powers are summarized in Items 4 and 5 below.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

ITEM 1.   Security and Issuer.

(a) This Schedule 13D relates to the Common Stock of Galaxy Enterprises, Inc., par value $0.007 per share.

(b) The principal executive offices of the Issuer are located at 754 Technology Avenue, Orem, Utah 84097

ITEM 2.   Identity and Background.

     (a),(f) Netgateway, Inc., a Delaware corporation ("Netgateway")

     (b)  300 Oceangate 5th Floor, Long Beach, CA 90802

     (c) Netgateway provides electronic commerce, known in the industry as eCommerce, services designed to enable clients to extend their business to the Internet to conduct commercial transactions between business enterprises and between business enterprises and consumers. The hub of Netgateway's eCommerce solution is its proprietary Internet Commerce Center, or ICC, which consists of the hardware, proprietary and licensed software, and the related technical services necessary for Netgateway's clients to transact eCommerce. Netgateway also designs and builds custom interfaces, or spokes, to connect business clients to the ICC. Netgateway's ICC permits a continuance of sophisticated and technologically complex, or scalable, solutions ranging from a simple Internet storefront advertising their products and taking orders through e-mail to a highly complex system of secure client extranets allowing vendors to interact business-to-business eCommerce with one or more specific customers.

CUSIP NO.      None                 SCHEDULE 13D                   Page 4 of 7
          ---------------------

     (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

     (e) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     It is presently anticipated that, should any purchase of Galaxy Enterprises common stock be made by Netgateway pursuant to the Option Agreement described below in response to Item 4, or otherwise, the source of any funds used in any such purchase would be the available cash of Netgateway.

ITEM 4.     PURPOSE OF TRANSACTION.

     The following description of the terms of the Agreement and Plan of Merger, dated as of March 10, 2000, between Netgateway and Galaxy Enterprises (the "Merger Agreement"), and the Stock Option Agreement, dated as of March 10, 2000, between Netgateway and John J. Poelman, the chief executive officer and principal shareholder of Galaxy Enterprises (the "Option Agreement), and the transactions contemplated by the Merger Agreement and the Option Agreement, is qualified in its entirety by reference to the Merger Agreement and the Option
Agreement, each of which is incorporated herein by reference. Copies of the Merger Agreement and the Option Agreement have been filed as exhibits to this statement. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Merger Agreement or Option Agreement, as applicable.

     THE MERGER AGREEMENT

     Pursuant to the Merger Agreement, a wholly-owned subsidiary of Netgateway will merge with and into Galaxy Enterprises (the "Merger"), with Galaxy
Enterprises as the surviving corporation. As a result of the Merger, Galaxy Enterprises will become a wholly-owned subsidiary of Netgateway.

     The Merger Agreement provides that each share of Galaxy Enterprises Common Stock outstanding immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement) will be converted into the right to receive approximately 0.63 shares of Netgateway common stock, par value $0.001 per share ("Netgateway Common Stock").

     The Merger is subject to the approval of the stockholders of Netgateway and Galaxy Enterprises, and the satisfaction of various other terms and conditions set forth in the Merger Agreement. It is anticipated that the Merger will be completed in the third quarter of calendar year 2000.

CUSIP NO.   None                    SCHEDULE 13D                   Page 5 of 7
          ---------------------


     THE OPTION AGREEMENT AND THE OPTION

     As an inducement and a condition to Netgateway entering into the Merger Agreement, John J. Poelman ("Poelman") entered into the Option Agreement pursuant to which Poelman granted Netgateway an option (the "Option") entitling Netgateway to purchase up to 980,213 fully paid and nonassessable shares of Galaxy Enterprises Common Stock at a price per share equal to the product of (1) the exchange ratio in the merger (approximately 0.63) and (2) the average closing price of one share of Netgateway Common Stock for the 20 most recent days that Netgateway Common Stock traded ending on March 9, 2000, or $8.6982 per share of Galaxy Enterprises Common Stock.

     Based on the number of Galaxy Enterprises shares outstanding on March 10, 2000, as represented by Galaxy Enterprises in the Merger Agreement, the Option may be exercisable for approximately 16% of Galaxy Enterprises' outstanding shares. The Option was granted to Netgateway for no additional consideration. Netgateway may exercise this Option, in whole or in part, at any time during a thirty calendar day beginning on the date on which the Merger Agreement is terminated by either Galaxy Enterprises or Netgateway based on Galaxy Enterprises' boards withdrawal, amendment or modification in a manner adverse to Netgateway of its recommendation of the merger.

     In the event of any change in the Galaxy Enterprises Common Stock by reason of stock dividends, stock splits, split-ups, recapitalizations, stock combinations, exchanges of shares, or the like, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Netgateway shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Netgateway would have received in respect of the Galaxy Enterprises Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

     DELISTING OF GALAXY ENTERPRIESES COMMON STOCK

     If the Merger is completed, Netgateway will be the sole stockholder of Galaxy Enterprises. Netgateway intends to file, upon completion of the Merger, a Form 15 to terminate the registration of Galaxy Enterprises Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. If the Merger is completed, Galaxy Enterprises Common Stock will no longer be traded on the OTC Buelltin Board.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

(a) As a result of the Option Agreement and the receipt of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Exchange Act, Netgateway may be deemed to own beneficially 980,213 shares of Galaxy Enterprises Common Stock, constituting approximately 16% of the shares of Galaxy Enterprises Common Stock issued and outstanding as of March 10, 2000. Netgateway expressly disclaims any beneficial ownership of the 980,213 shares of Galaxy Enterprises Common Stock that are obtainable by Netgateway upon exercise of the Option because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in Item 4 hereof, none of which has occurred as of the date hereof.

CUSIP NO.   None                    SCHEDULE 13D                   Page 6 of 7
          ---------------------

(b) If Netgateway were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Galaxy Enterprises Common Stock covered thereby.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the Option Agreement and the Merger  Agreement  described in
Item 4 above, and concurrently with the execution of the Merger Agreement, Poelman and Sue Ann Cochran, who collectively own 19% of the outstanding common stock of Galaxy Enterprises, each entered into a voting agreement with Netgateway whereby they agreed not to offer to sell, sell or transfer, grants a proxy or power of attorney with respect to or enter into a voting agreement or voting trust arrangement with respect to and to vote, or cause their respective holders of record to vote, all of the shares of Galaxy Enterprises Common Stock owned, controlled by or subsequently acquired by them in favor of the merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

     In addition, with respect to all shares owned of record and all shares acquired by Poelman and Ms. Cochran at any time prior to the effective time of the merger, each of Poelman and Ms. Cochran have appointed Netgateway as his or her irrevocable proxy and lawful attorney to vote all of their shares in favor of the merger. The voting agreements terminate upon the earlier of the 30th day after the termination of the Merger Agreement or the effective time of the merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  The following documents are filed as exhibits to this Schedule 13D:

    10.1 Agreement and Plan of Merger, dated as of March 10, 2000, by and between Netgateway, Inc., Galaxy Acquisition Corporation and Galaxy Enterprises, Inc.

    10.2  Voting   Agreement  dated  as  of  March  10,  2000,  by  and  between
          Netgateway, Inc. and John J. Poelman.

    10.3  Voting   Agreement  dated  as  of  March  10,  2000,  by  and  between
          Netgateway, Inc. and Sue Ann Cochran.

    10.4 Stock Option Agreement, dated as of March 10, 2000, by and between Netgateway, Inc. and John J. Poelman.

CUSIP NO.   None                    SCHEDULE 13D                   Page 7 of 7
          ---------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2000                  NETGATEWAY, INC.


                                        BY:  /s/ Jon C. Frojen
                                             __________________________
                                             Jon C. Frojen
                                             Chief Financial Officer